  Exhibit 99.1

CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQB

News Release

Canarc Summarizes 2019 Results and Outlines 2020 Plans

Vancouver, Canada - January 22, 2020 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) highlights the results of its 2019 activities and outlines its 2020 plans to create shareholder value by advancing its gold exploration projects in the USA and Canada.

2019 Highlights:

New Polaris, British Columbia:

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Completed an updated Preliminary Economic Assessment (“PEA”) using the BIOX treatment process with very positive economic results. The study showed that for a 750 tpd operation producing 80,000 ounces of gold per year at a gold price of US$1300 per oz, $CA/$US exchange rate of 0.77, cash costs of US$433 per oz and AISC of US$510 per oz , an after-tax NPV (5%) of CA$280 million with an after-tax Internal Rate of Return (“IRR”) of 38% and a 2.7 year pay-back period. Initiated discussions with interested parties to partner with Canarc and advance the New Polaris project through the completion of a feasibility study.

Hard Cash, Nunavut:

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Completed analysis of the 2018 airborne geophysics survey and conducted a field program that delineated four high priority targets. Exploration work included geological mapping, soil sampling (523 samples covering an area 5 km long by up to 2.5 km wide) and rock-chip sampling (91 samples, of which 29 exceeded 1 ppm Au, 16 exceeded 3 ppm Au with a maximum value of 20 ppm Au). This program discovered a new high-grade vein trend (the Dryland zone) along a conspicuous linear magnetic break. Dryland is at least 400 m long, contains rock-chip samples reaching 18.7 g/t and is parallel to the 1.5-km long high-grade Swamp vein trend 1 km to the north. The geophysics, geology and geochemistry were integrated to create the foundation for a first-phase drilling program.

Princeton, British Columbia:

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Completed analysis of the 2018 airborne geophysics survey and conducted a trenching program to extend the high priority vein target. Renegotiated the Option Agreement with the vendors on more viable terms to earn a 75% interest. Completed district-scale reconnaissance and 710 meters of trenching in eight trenches to determine the extent of the previously discovered high-grade gold mineralization and better define priority targets for drilling. The trenching extended the known length of the vein system from 85 m to over 235 m in the northeast direction. Veining is open and concealed below thick overburden to the southwest and projects under post-mineralization volcanic rocks to the northeast. The mesothermal quartz vein system changes northeasterly along strike from being hosted in siltstone to being hosted in granitic dikes, which are thickening to the northeast. Trenches in the northeast extension exposed a granite-hosted quartz-vein stockwork that is at least 35 m wide. Trench sampling results include 3.59 g/t Au over 3.0 m, 3.33 g/t Au over 2.5 m and 5.06 g/t Au over 1.7 m. Quartz-vein samples include 29.10 g/t over 20 cm. Along the southwestern part of the vein zone, trench results included 44.2 g/t Au over 1.6 m true width in the siltstone-hosted vein.

Corral Canyon, Nevada:

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Completed compilation of historical data, relogged historical drill core, completed geological mapping and a 575 soil and rock chip sampling program, and conducted a 5-hole, 1615 meter core drilling program to test two of the four top priority targets. Three holes in the "SW Target" intersected significant thicknesses (to 170 m) of argillic, silicic and sulfidic alteration with abundant adularia in volcaniclastic rocks in the hanging wall of a moderately east-dipping fault. Hole CC19-4 intersected 0.151 g/t Au over 43 m in the hanging wall, with low-grade gold in finely-banded quartz veins in basalt along the footwall of the fault (e.g., 0.6 g/t Au in 30 cm vein). This mineralization appears to be located high in the epithermal gold mineralized system. Mineralization remains open along strike and at depth and there is potential for high-grade gold within the fault zone. In addition to the SW Target area, fault-controlled high-grade gold in the NW Target and other mineralized areas on the project remain attractive exploration targets.

Fondaway Canyon and Dixie Comstock, Nevada:

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Signed a 4-year option to purchase agreement with Getchell Gold for the two properties for US $2.0 million in cash, US $2.0 million in Getchell shares and a 2% NSR. The agreement will provide Canarc with annual cash income of US $100,000 and Getchell will cover the annual claim maintenance fees and advanced Royalty payments totaling approximately US$100,000.

Financing:

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Arranged and closed a non-brokered private placement of flow-through common shares for aggregate gross proceeds to the Company of CAD $1.44 million.

2020 Plans
Canarc will continue to pursue three main strategies to create shareholder value in 2020:

Strategies:

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Explore high impact projects including drilling of the Hard Cash and Windfall Hills exploration projects, a high risk-high reward strategy focused on making new discoveries by spending a “little” money to find a “lot” of gold.
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Acquire strategic new projects in top mining jurisdictions where we can add significant value, including more advanced gold projects that are accretive on a per share basis and early stage projects with opportunities for high-grade discoveries.
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Seek partners to advance the Princeton, Corral Canyon and other Nevada properties and continue discussions with interested parties to advance the New Polaris project through the feasibility study stage.

Canada:

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Hard Cash: Drill 1500 meters in 8-10 reverse circulation holes on the top priority targets
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Windfall Hills: Drill 1000 meters in 3-5 diamond core holes on the main target
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Princeton: Seek a partner to drill the high-grade vein
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New Polaris: Seek a partner to advance the New Polaris project through feasibility, permitting and mine construction

USA:

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Corral Canyon: Seek a partner to drill along strike and to depth
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Other Nevada Projects: Seek partners or buyers

Qualified Person

Garry Biles, P.Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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